Exhibit 99.1
EnCana discovers small natural gas leak at well site
near Dawson Creek, B.C.
Calgary, Alberta, (October 31, 2008) — Shortly after noon today, a contract worker discovered a small natural gas leak at an EnCana Corporation well site south of Dawson Creek, B.C. EnCana immediately initiated emergency response procedures and operations engineers are working to stop the leak.
The volume of natural gas leaking from the well is very small and does not present a danger to field workers, area residents or the public. Residents living near the well, located about 14 kilometres south of Dawson Creek, have been notified of the incident and there is no need for evacuation. The natural gas from this well contains a trace of hydrogen sulphide, 0.0005 to .0010 percent.
Given the two previous vandalism events earlier this month in the region, EnCana immediately contacted the RCMP and officers are at the scene investigating the cause of the leak and whether it is connected to the previous pipeline explosions in the region. The B.C. Oil and Gas Commission has also been notified.
EnCana’s primary focus is on the safety of employees, workers and the residents in and around our facilities. EnCana continues to work with the RCMP on the security measures that were implemented following the previous incidents.
EnCana Corporation
EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
FOR FURTHER INFORMATION:
EnCana Corporate Communications
Media contact:
Alan Boras
Manager, Media Relations
(403) 645-4747
Rhona DelFrari
Advisor, Media Relations
(403) 472-8828